




                                                                     Exhibit 12
                                                                     Page 1 of 2



             JERSEY CENTRAL POWER & LIGHT COMPANY AND SUBSIDIARY COMPANY
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                   (In Thousands)
                                      UNAUDITED


                                                        Six Months Ended
                                                    June 30,         June 30,
                                                      1996            1995

 OPERATING REVENUES                                 $1,005,158      $921,115

 OPERATING EXPENSES                                    815,375       773,279
   Interest portion of rentals (A)                       5,761         6,429
       Net expense                                     809,614       766,850

 OTHER INCOME:
   Allowance for funds used
     during construction                                 4,259         2,504
   Other income, net                                     1,818         6,985
       Total other income                                6,077         9,489

 EARNINGS AVAILABLE FOR FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS (excluding
   taxes based on income)                           $  201,621      $163,754

 FIXED CHARGES:
   Interest on funded indebtedness                  $   44,717      $ 45,960
   Other interest (B)                                   10,359         6,801
   Interest portion of rentals (A)                       5,761         6,429
       Total fixed charges                          $   60,837      $ 59,190

 RATIO OF EARNINGS TO FIXED CHARGES                       3.31          2.77

 Preferred stock dividend requirement               $    6,748      $  7,285
 Ratio of income before provision for
   income taxes to net income (C)                        148.4%        143.2%
 Preferred stock dividend requirement
   on a pretax basis                                    10,014        10,432
 Fixed charges, as above                                60,837        59,190
       Total fixed charges and
         preferred stock dividends                  $   70,851      $ 69,622

 RATIO OF EARNINGS TO COMBINED FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS                          2.85          2.35





                                                                     Exhibit 12
                                                                     Page 2 of 2



             JERSEY CENTRAL POWER & LIGHT COMPANY AND SUBSIDIARY COMPANY
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                   (In Thousands)
                                      UNAUDITED





 NOTES:

 (A) JCP&L has included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and has excluded such components from Operating Expenses.

 (B)   Includes dividends on company-obligated mandatorily redeemable preferred securities of $5,350 and $1,278 for the six month periods ended June 30, 1996 and 1995, respectively.

 (C)   Represents income before provision for income taxes of $140,784 and $104,564 for the six month periods ended June 30, 1996 and 1995, respectively, divided by net income of $94,877 and $73,007, respectively for the same periods.